FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Casey Forward, acting in the capacity of Chief Financial Officer of Stream Communications Network, Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Regulation 52-109 respecting Certification of Disclosure in Issuers Annual and Interim Filings) of Stream Communications Network, Inc. for the interim period ending June 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of the date and for the periods presented in the interim filings;

Date: August 16, 2004

“Casey Forward”

(acting in the capacity of Chief Financial Officer)

Stream Communications Network, Inc.